Exhibit 99.1

Puhui Wealth Investment Management Co., Ltd. Announces Receipt of Nasdaq Deficiency Notification

BEIJING, China, November 21, 2022 /GLOBE NEWSWIRE/ -- Puhui Wealth Investment Management Co., Ltd. (Nasdaq: PHCF) (“Puhui” or the “Company”), a China-based third-party wealth management service provider with a focus on wealth management services for high net worth (“HNW”) individuals and corporate clients, today announced that the Company had received a staff determination letter (the “Letter”) on November 16, 2022 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of its noncompliance with the Nasdaq Listing Rule 5250 (c)(1) for continued listing due to its failure to file its Form 20-F for the fiscal year ended June 30, 2022, which serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market in addition to the Company’s noncompliance with the Nasdaq’s minimum bid price requirement under the Nasdaq Listing Rule 5550(a)(2) (the “5550 Rule”) as previously disclosed on a Form 6-K filed by the Company on April 22, 2022 and October 17, 2022, respectively.

Under the Nasdaq rules, a Company that receives a delist determination for delinquency can request an appeal to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A request for a hearing regarding a delinquent filing will stay the suspension of the Company’s securities only for a period of 15 days from the date of the request. As the Company had already appeared before the Panel on November 17, 2022 for its failure to comply with the 5550 Rule, with the filing deficiency also addressed before the Panel, the Company plans to make, if necessary, a further submission to stay any suspension in due course prior to the determination of the Panel.

About Puhui Wealth Investment Management Co., Ltd.

Headquartered in Beijing, the Company, incorporated under the laws of Cayman Islands as a holding company, is a third-party wealth management service provider focusing on marketing financial products to, and managing funds for, HNW individuals and corporate clients in the People’s Republic of China (“PRC” or “China”), with the main operating activities conducted through the variable interest entity Puhui Wealth Investment Management (Beijing) Co. Ltd (“Puhui Beijing”), or the VIE, and its subsidiaries in China. More information about the Company can be found at: www.puhuiwealth.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact Investor Relations:

Ascent Investor Relations LLC

Tina Xiao, President

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com